DIRECTORS:

BE Steinhoff (Chairman) (German)
DE Ackerman
DC Brink
YZ Cuba
CE Daun (German)
MJ Jooste
D Konar
JF Mouton
FJ Nel
FA Sonn
IM Topping (British)
DM van der Merwe
JHN van der Merwe

ALTERNATE DIRECTORS:
JNS du Plessis
HJK Ferreira
SJ Grobler
KJ Grové
A Krüger-Steinhoff (German)

COMPANY SECRETARY:
SJ Grobler

Steinhoff

International Holdings Limited

Registration No: 1998/003951/06
VAT No: 4060175934

28, 6th Street, Wynberg
SANDTON

P.O. Box 1955
BRAMLEY
2018

Tel: +27 (11) 445 3000
Fax: +27 (11) 445 3094/99/3135

[redacted]

08003240

23 May 2008

RECEIVED 2008 JUN 16 A 10:15

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

PROCESSED
JUN 17 2008 E
THOMSON REUTERS

SUPPL

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Dealing in Securities by a director (08 April 2008);

2. Proposed Broad-Based Black Economic Empowerment transaction, General re-purchase of ordinary shares and launch of ZAR1,5 billion convertible bonds (21 May 2008) and

3. Steinhoff completes the ZAR 1,5 billion offering of convertible bonds (21 March 2008)

made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

dlw 6/16

SHF
SHF
SHF - Steinhoff - Dealing In Securities By A Director
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF & ISIN: ZAE000016176
DEALING IN SECURITIES BY A DIRECTOR

COMPANY	:	Steinhoff International Holdings Ltd
NAME	:	Hein Odendaal
STATUS	:	Director - Steinhoff Africa Holdings (Pty) Ltd
TYPE OF SECURITIES	:	Shares
DATE OF TRANSACTION	:	4 April 2008
CENTS PER SHARE	:	1898
NUMBER OF SECURITIES TRANSACTED	:	130 000 shares
TOTAL RAND VALUE OF SECURITIES	:	R 2 467 400.00
CLASS OF SECURITIES	:	Ordinary
NATURE OF TRANSACTION	:	Sale
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Indirect, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	31 March 2008

SPONSOR: PSG Capital (Pty) Limited
08 April 2008
Date: 08/04/2008 09:19:01 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

SHF - Steinhoff - Proposed Broad-Based Black Econo 21 May 2008

SHF
SHF
SHF - Steinhoff - Proposed Broad-Based Black Economic Empowerment ("BEE") Transaction ("The Bee Transaction"), General Repurchase Of Ordinary Shares And Launch Of ZAR 1,5 Billion Convertible Bonds

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS), CANADA, JAPAN, ITALY OR AUSTRALIA

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF" & ISIN: ZAE000016176
("Steinhoff" or "the Group" or "the Issuer")

PROPOSED BROAD-BASED BLACK ECONOMIC EMPOWERMENT ("BEE") TRANSACTION ("THE BEE TRANSACTION"), GENERAL REPURCHASE OF ORDINARY SHARES AND LAUNCH OF ZAR 1,5 BILLION CONVERTIBLE BONDS

PROPOSED BEE TRANSACTION

Further to Steinhoff`s Interim Results announcement dated 5 March 2008, shareholders are advised that the proposed sale of a 20% equity interest in Steinhoff Africa Holdings (Proprietary) Limited to a consortium of BEE Investors will no longer proceed. The debt funding package related to this transaction was successfully raised by Steinhoff but, as a result of volatile conditions in global equity markets over the recent past, the BEE Investors have not been in a position to procure the required equity funding on appropriate terms. The debt funding package was conditional upon the required equity contribution being procured. The directors of Steinhoff have consequently resolved to implement an alternative Empowerment ownership structure at Steinhoff International Holdings Limited level. The proposed Investors will include Steinhoff staff members and suitable Community-based and Empowerment groupings in South Africa. This ownership structure in Steinhoff will result in significant Black ownership being allocated to the relevant South African operating subsidiaries in terms of the Broad-Based Black Economic Empowerment Codes of Good Practice.

GENERAL REPURCHASE OF ORDINARY SHARES

Steinhoff confirms the Group`s intention to effect share repurchases from time to time, from its existing resources in accordance with the general authority granted to the directors by Steinhoff shareholders at the Annual General Meeting held on 10 December 2007. Purely for the sake of facilitating the BEE transaction and subject to Steinhoff shareholders` approval insofar as may be required, it is intended to make available a portion of the shares so purchased ("the BEE shares") as the medium to implement the BEE transaction.

Any shares repurchased in excess of the BEE shares will be held in treasury pending the conversion of the existing ZAR1,5 billion convertible bond maturing on 31 July 2013 issued in June 2006 ("the 2006 Bonds"). The proceeds of the 2006 Bonds were predominantly used to finance the construction of the new chipboard plant of PG Bison in the North Eastern Cape area which was officially opened on 18 April 2008.

LAUNCH OF CONVERTIBLE BOND

In addition, Steinhoff announces the launch of ZAR 1,5 billion unsubordinated unsecured convertible bonds, with an increase option of up to ZAR 225 million ("the 2008 Bonds"). The 2008 Bonds will be convertible into ordinary shares of the Issuer and are scheduled to mature on 20 July 2015.

The 7 year Bonds, will be marketed at a coupon of 9.375% - 9.875% payable semi-annually on 20 January and 20 July in each year, and a yield of 11.288% - 11.756%. The first interest payment will be made on 20 July 2008. The conversion price is expected to be set at a premium of 30% - 35% to the volume weighted average price (from launch to pricing) of the ordinary shares of the Issuer on the JSE Limited. The 2008 Bonds will be issued at 100% and unless previously converted, redeemed or purchased and cancelled, will be redeemed at 120% of the principal amount on maturity. The Issuer has the right to redeem all outstanding 2008 Bonds at their accreted principal amount on or after 10 August 2011 if the parity value of the 2008 Bonds shall have

exceeded 130 per cent. of the accreted principal amount of the Bonds on each of at least 20 out of any 30 consecutive trading days. The 2008 Bonds are expected to price today and closing is expected on or about 9 June 2008.
The proceeds of the 2008 Bonds will be utilised by the Group for general corporate purposes, including appropriate earnings-enhancing re-financing and balance sheet optimisation initiatives.
In terms of the Listing Requirements of the JSE Limited ("the JSE"), PWC Corporate Finance (Proprietary) Limited ("PWC") has been appointed to consider the conversion terms of the 2008 Bonds in relation to the fairness of the conversion terms to the ordinary shareholders of Steinhoff. PWC`s fairness opinion as contemplated in Rule 5.53(b) of the JSE`s Listings Requirements, which is a condition precedent to the issue of the 2008 Bonds, will be issued by not later than the date of closing. Upon release of the PWC opinion, it will be submitted to the JSE Limited Listings Division and become available for inspection at the registered office of the Issuer for a period of two weeks from date of closing.
Application will be made for the 2008 Bonds to be listed on the Singapore Exchange Securities Trading Limited.
Barclays Capital is the Sole Bookrunner and Sole Lead Manager for the offering of the 2008 Bonds.
For more information, please contact:

Barclays Capital:
Simon Ollerenshaw
* +44 (0) 207 773 5391
Steinhoff International Holdings Limited:
Jan van der Merwe
Piet Ferreira
Ben la Grange
* +27 (0) 11 445 3000

FURTHER ANNOUNCEMENT
Further announcement in respect of the results of the Bookbuild relating to the 2008 Bonds, including the financial effects, where applicable in terms of the JSE Listing Requirements, will be released after the final pricing of the 2008 Bonds has been concluded. A further announcement in respect of the BEE transaction will be released in due course.
Wynberg, Sandton
21 May 2008
Company sponsor:
PSG Capital (Proprietary) Limited
Independent adviser in respect of the 2008 Bonds:
PWC Corporate Finance (Proprietary) Limited
The information contained herein is not for publication or distribution to persons in the United States. Any securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold without registration thereunder or pursuant to an available exemption there from. Neither this document nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities.
In the United Kingdom this announcement is directed exclusively at persons who fall within Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or to whom this announcement may otherwise be directed without contravention of section 21 of the Financial Services and Markets Act 2000. The investments referred to in this announcement shall be issued only to such persons.
This announcement is not intended to be nor does it constitute an offer for sale or subscription to the public as contemplated under Chapter VI of the South African Companies Act No. 61 of 1973. South African residents are not permitted to acquire the Bonds in terms of South African exchange control rules as administered by the South African Reserve Bank.
This announcement is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful.
Date: 21/05/2008 08:56:50 Produced by the JSE SENS Department.

SHF
SHF
SHF - Steinhoff International Holdings Limited - Steinhoff International Holdings Limited completes the ZAR 1.5 billion offering of Convertible Bonds
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF" ISIN: ZAE000016176
("Steinhoff" or "the Issuer")

Steinhoff International Holdings Limited completes the ZAR 1.5 billion offering of Convertible Bonds

Steinhoff announces that the terms for its ZAR 1.5 billion convertible bonds due 2015 (the "2008 Bonds") have been fixed as follows:

- issue size is ZAR 1.5 billion (subject to increase prior to settlement by up to ZAR 225 million pursuant to the increase option);
- the initial conversion price has been set to ZAR 24.77 per ordinary share, which represents a 32.5 per cent. premium over the volume weighted average price ("VWAP") of the ordinary shares of the Issuer on the JSE Limited ("the JSE") from launch to pricing;
- due to the redemption price at maturity, the effective conversion premium at maturity represents a 59.0 per cent. premium over the VWAP of the ordinary shares of the Issuer on the JSE from launch to pricing, corresponding to an effective conversion price at maturity of ZAR 29.73;
- the coupon has been set to 9.625% per annum;
- the yield has been set to 11.522% per annum;
- the issue price is 100% and the redemption price is 120%;
- the Bonds are convertible into 60.56 million ordinary shares of the Issuer based on the above initial conversion price, which represents 4.49% of the Issuer`s current issued ordinary share capital.

The 2008 Bonds offering was launched at the open of trading this morning and is now priced with the order books being well oversubscribed.

PWC Corporate Finance (Proprietary) Limited ("PWC") has expressed a preliminary positive fairness opinion as contemplated in Rule 5.53(b) of the JSE`s Listings Requirements. Upon release of the formal PWC opinion, it will be submitted to the JSE Listings Division and become available for inspection at the registered office of the Issuer for a period of two weeks from date of closing.

On the assumption that the 2008 Bonds had been in issue during the six months ended 31 December 2007, their pro forma financial effects on the per share statistics of the Issuer would have been insignificant.

Application will be made for the Bonds to be listed on the Singapore Exchange Securities Trading Limited.

Barclays Capital is the Sole Bookrunner and Sole Lead Manager for the offering of the 2008 Bonds.

For more information, please contact:
Steinhoff International Holdings Ltd:
Jan van der Merwe
Piet Ferreira
Ben la Grange
* +27 (0) 11 445 3000
Barclays Capital:
Simon Ollerenshaw
* +44 (0) 207 773 5391
Wynberg, Sandton
21 May 2008
Company sponsor: PSG Capital (Proprietary) Limited
Independent adviser in respect of the 2008 Bonds:
PWC Corporate Finance (Proprietary) Limited

The information contained herein is not for publication or distribution to persons in the United States. Any securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold without registration thereunder or pursuant to an available exemption therefrom. Neither this document nor the information contained herein constitutes an offer to sell or

the solicitation of an offer to buy any securities.
In the United Kingdom this announcement is directed exclusively at persons who fall within Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or to whom this announcement may otherwise be directed without contravention of section 21 of the Financial Services and Markets Act 2000. The investments referred to in this announcement shall be issued only to such persons.

This announcement is not intended to be nor is it an offer for sale or subscription to the public as contemplated under Chapter VI of the South African Companies Act No.61 of 1973 (as amended). South African residents are also not permitted to acquire the Bonds in terms of the South African exchange control rules administered by the South African Reserve Bank.

This announcement is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful.

Date: 21/05/2008 15:18:01 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

END